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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 GOTO.COM, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    38348T107
        -----------------------------------------------------------------
                                 (CUSIP Number)

                                   Todd Tappin
                             Chief Financial Officer
                                 GoTo.Com, Inc.
                              140 West Union Street
                           Pasadena, California 91103
                                 (626) 685-5600
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                JANUARY 17, 2000
       ------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:/ /.

                        (Continued on the following page)



                               Page 1 of 10 Pages
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                                                     SCHEDULE 13D

-----------------------------------------------                       ----------------------------------------------

             CUSIP NO. 38348T107                                                      PAGE 2 OF 10
-----------------------------------------------                       ----------------------------------------------


-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         BILL GROSS' IDEALAB!
         TAX I.D. NO. 95-4569774

-------- -----------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) / /

                                                                                                           (b) / /
-------- -----------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC

-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                        / /

-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA

------------------------ ------ ------------------------------------------------------------------------------------
NUMBER OF                7       SOLE VOTING POWER
SHARES                           4,174,449 SHARES
BENEFICIALLY
OWNED BY EACH            ------ ------------------------------------------------------------------------------------
REPORTING                8       SHARED VOTING POWER
PERSON WITH                      0

                         ------ ------------------------------------------------------------------------------------
                         9       SOLE DISPOSITIVE POWER
                                 4,174,449 SHARES

                         ------ ------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                 0

-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,174,449 SHARES

-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                        / /

-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.2%

-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO

-------- -----------------------------------------------------------------------------------------------------------
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                                                     SCHEDULE 13D

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
-----------------------------------------------                       ----------------------------------------------
             CUSIP NO. 38348T107                                                      PAGE 3 OF 10

-----------------------------------------------                       ----------------------------------------------


-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         IDEALAB! HOLDINGS, L.L.C.
         TAX I.D. NO. 95-4729649

-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a) / /

                                                                                                           (b) / /

-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC

-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                        / /
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

------------------------ ------ ------------------------------------------------------------------------------------
NUMBER OF                7       SOLE VOTING POWER
SHARES
BENEFICIALLY                     9,192,882 SHARES
OWNED BY EACH
REPORTING                ------ ------------------------------------------------------------------------------------
PERSON WITH              8       SHARED VOTING POWER

                                 0

                         ------ ------------------------------------------------------------------------------------
                         9       SOLE DISPOSITIVE POWER

                                 9,192,882 SHARES

                         ------ ------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 0

-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,192,882 SHARES

-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                        / /

-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.2%

-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO

-------- -----------------------------------------------------------------------------------------------------------

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                                                                    Page 4 of 10



ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to shares of common stock, par value $0.0001 per share (the "Common Stock"), of GoTo.Com, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 140 West Union Street, Pasadena, California 91103.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) This statement is being filed jointly by Bill Gross' idealab!, a California corporation ("Idealab Co."), and idealab! Holdings, L.L.C., a Delaware limited liability company and a wholly-owned subsidiary of Idealab Co. ("Idealab Holdings," and together with Idealab Co., the "Reporting Persons").

                  (b) The address of the Reporting Persons' principal office is 130 West Union Street, Pasadena, California 91103. The names, business addresses and principal businesses of each of the directors and executive officers of each of the Reporting Persons are set forth on SCHEDULE I hereto and incorporated by reference herein.

                  (c) The principal business of each of the Reporting Persons is the creation and operation of internet businesses.

                  (d) During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of either of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of either of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) To the best knowledge of the Reporting Persons, each of the executive officers and directors of each of the Reporting Persons is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  See Item 4 below.

ITEM 4.           PURPOSE OF TRANSACTION.

                  On December 23, 1999, Idealab Co. entered into agreements to purchase an aggregate of 4,074,449 shares of Common Stock from eight stockholders of the Company in exchange for an aggregate consideration of $332,255,920 in cash. On January 17, 2000, Idealab Co. entered in an agreement to purchase 100,000 shares of Common Stock from idealab! Capital Partners I-B, L.P., a Delaware limited partnership, for $8,000,000 in cash. Upon consummation of such stock purchases contemplated in the stock purchase agreements, Idealab Co. will own approximately 9.2% of the total shares of Common Stock outstanding (which excludes the shares of Common Stock held directly and beneficially by Idealab Holdings and which is based on 45,532,469 shares of Common Stock outstanding

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                                                                    Page 5 of 10

on September 30, 1999). Consummation of such purchases of shares of Common Stock is conditioned on the expiration or termination of the waiting period imposed under the Hart-Scott-Rodino Improvements Act of 1976, as amended. The agreements evidencing such stock purchase transactions are attached hereto as Exhibits 2-10 (the "Stock Purchase Agreements") and incorporated by reference herein. The source of the cash consideration to be paid in the stock purchase transactions is working capital of Idealab Co. Following Idealab Co.'s consummation of such stock purchase transactions, Idealab Co. will contribute all of the newly acquired shares of Common Stock to Idealab Holdings.

                  All of the shares of Common Stock reported herein were acquired for investment purposes. The Reporting Persons may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the Reporting Persons' evaluation of the performance and prospects of the Company, and upon other developments and circumstances, including, but not limited to, general economic and business conditions, stock market conditions and the interpretation of the factors which cause a company to qualify as an investment company under the Investment Company Act of 1940, as amended.

                  Except as described herein, the Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Person will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date hereof, Idealab Holdings is the direct record and beneficial owner of 9,192,882 shares of Common Stock, which constitute approximately 20.2% of the 45,532,469 outstanding shares of Common Stock as of September 30, 1999. Pursuant to the consummation of the stock purchase transactions described herein, Idealab Co. may be deemed to beneficially own 4,174,449 additional shares of Common Stock, which constitute approximately 9.2% of the 45,532,469 outstanding shares of Common Stock as of September 30, 1999. Following Idealab Co.'s consummation of the stock purchase transactions contemplated by the Stock Purchase Agreements, Idealab Co. will contribute all of the newly acquired shares of Common Stock to Idealab Holdings, at which point Idealab Holdings will be the direct and beneficial owner of 13,367,331 shares of Common Stock, which constitute approximately 29.4% of the 45,532,469 outstanding shares of Common Stock as of September 30, 1999. As of January 17, 2000, certain executive officers and directors of the Reporting Persons owned an aggregate of approximately 439,731 shares of Common Stock. The Reporting Persons disclaim any beneficial interest in such shares.

                  (b) The Reporting Persons have sole power to vote or direct the vote, and to dispose or to direct the disposition of the 13,367,331 shares of Common Stock that they own of record or may be deemed to beneficially own.

                  (c) Except as described in Item 4 above, there have not been any transactions in the shares of Common Stock effected by or for the account of either of the Reporting Persons or any executive officer or director of either of the Reporting Persons during the past 60 days.

                  (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned of record or beneficially owned by either of the Reporting Persons.

                  (e)    Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  See Item 4.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1.*       Joint Filing Agreement, dated as of January 3, 2000.

         Exhibit 2.* Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Kline Hawkes California SBIC.

         Exhibit 3.* Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Howard
                           L. Morgan.

         Exhibit 4.* Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Oliver A. McBryan.

         Exhibit 5.* Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Bob Kavner.

         Exhibit 6.* Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and William S. Elkus.

         Exhibit 7.* Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Bruce Hendricks.

         Exhibit 8.* Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Moore Global Investments, Ltd., Multi-Strategies Fund Ltd., Remington Investments Strategies, L.P. and Multi-Strategies Fund L.P.

         Exhibit 9.* Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Jim Armstrong.

         Exhibit 10. Stock Purchase Agreement, dated as of January 17, 2000, by and between Bill Gross' idealab! and idealab! Capital Partners I-B, L.P.

         * Previously filed on Schedule 13D, dated December 23, 1999.

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                                                                    Page 7 of 10
                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 2000                  BILL GROSS' IDEALAB!


                                          By:    /s/ Bill Gross
                                               -------------------------
                                          Name:  Bill Gross
                                          Title: Chairman of the Board
                                                 and President

Dated:  January 20, 2000                  IDEALAB! HOLDINGS, L.L.C.


                                          By:    /s/ Bill Gross
                                               -------------------------
                                          Name:  Bill Gross
                                          Title: Managing Member

                                                                    Page 8 of 10
                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              BILL GROSS' IDEALAB!

                  The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Bill Gross' idealab! is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Bill Gross' idealab!, 130 West Union Street, Pasadena, California 91103.


                                                                                    PRINCIPAL OCCUPATION, IF OTHER THAN AS
      NAME AND BUSINESS                      POSITION WITH BILL GROSS'              EXECUTIVE OFFICER OF BILL GROSS'
      ADDRESS                                IDEALAB!                               IDEALAB!
      -----------------------------------    ----------------------------------     ----------------------------------------
      Bill Gross                             Chairman of the Board and
                                             President

      Lawrence Gross                         Vice-Chairman and Director

      Robert Kavner                          Vice-Chairman and Director

      Howard Morgan                          Vice-Chairman and Director

      Thomas Hughes                          Director

      Marcia Goodstein                       Vice-Chairman,
                                             Chief Operating Officer and
                                             Director

      Bradley O. Ramberg                     Vice-President and
                                             Chief Fiancial Officer

      Douglas McPherson                      Vice-President and
                                             General Counsel


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                                                                    Page 9 of 10

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            IDEALAB! HOLDINGS, L.L.C.

                  The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of idealab! Holdings, L.L.C. is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is idealab! Holdings, L.L.C., 130 West Union Street, Pasadena, California 91103.

                                                                                    PRINCIPAL OCCUPATION, IF OTHER THAN AS
      NAME AND BUSINESS                      POSITION WITH IDEALAB! HOLDINGS,       EXECUTIVE OFFICER OF IDEALAB!
      ADDRESS                                L.L.C.                                 HOLDINGS, L.L.C.
      -----------------------------------    ----------------------------------     ----------------------------------------

      Bill Gross' idealab!                   Member

      Bill Gross                             Managing Member


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                                                                   Page 10 of 10

                                  EXHIBIT INDEX

         Exhibit 1.*       Joint Filing Agreement, dated as of January 3, 2000.

         Exhibit 2.* Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Kline Hawkes California SBIC.

         Exhibit 3.* Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Howard
                           L. Morgan.

         Exhibit 4.* Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Oliver
                           A. McBryan.

         Exhibit 5.* Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Bob Kavner.

         Exhibit 6.* Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and William S. Elkus.

         Exhibit 7.* Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Bruce Hendricks.

         Exhibit 8.* Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Moore Global Investments, Ltd., Multi-Strategies Fund Ltd., Remington Investments Strategies, L.P. and Multi-Strategies Fund L.P.

         Exhibit 9.* Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Jim Armstrong.

         Exhibit 10. Stock Purchase Agreement, dated as of January 17, 2000, by and between Bill Gross' idealab! and idealab! Capital Partners I-B, L.P.

         * Previously filed on Schedule 13D, dated December 23, 1999.